UNITED STATES OF AMERICA
                                  Before the
                       SECURITIES AND EXCHANGE COMMISSION

                                       :
                       In the Matter of:
                                       :
AMERICAN ELECTRIC POWER COMPANY, INC.  :        CERTIFICATE
Columbus, Ohio  43215                  :                OF
                                       :       NOTIFICATION
(70-5943)                              :
                                       :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:


        THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from April 1, 2004, through June 30, 2004, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 332,283 shares of the Company's Common Stock, at a total purchase price of $10,368,911.21. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

         Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 2003.

                                        AMERICAN ELECTRIC POWER COMPANY, INC.


                                        By: ___/s/ Thomas G. Berkemeyer_______
                                                  Assistant Secretary

Dated:  August 16, 2004

                                   SCHEDULE I
                                       To
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       Of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     For the Period April 1 - June 30, 2004

TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                           SHARES          PRICE                     TOTAL
      PERIOD               ISSUED        PER SHARE              PURCHASE PRICE
TOTAL O/I PURCHASE
                            -0-                                      $-0-

                  - OPEN MARKET PURCHASES -

                       SHARES            AVERAGE PRICE           TOTAL
       DATE          PURCHASED             PER SHARE         PURCHASE PRICE
     04/06/04           11,841              32.669               386,833.63
     04/13/14            6,926              30.368               210,328.77
     04/20/04            7,061              30.916               218,297.88
     04/27/04            8,028              30.785               247,141.98
     05/04/04            6,061              31.041               188,139.50
     05/11/04            7,948              29.160               231,763.68
     05/18/04            7,561              29.539               223,344.38
     05/25/04            3,691              30.891               114,018.68
     06/01/04            3,048              31.405                95,722.44
     06/07/04           31,799              31.447               999,983.15
     06/08/04            7,385              31.369               231,660.07
     06/08/04           32,000              31.458             1,006,656.00
     06/09/04           48,200              31.240             1,505,768.00
     06/10/04           35,000              31.063             1,087,205.00
     06/14/04           30,000              31.150               934,500.00
     06/15/04            2,785              31.250                87,031.25
     06/15/04           38,900              31.281             1,216,830.90
     06/16/04           34,530              31.284             1,080,236.52
     06/22/04            5,597              31.800               177,984.60
     06/29/04            3,922              31.990               125,464.78
                         -----                                   ----------
TOTAL O/M PURCHASE     332,283                               $10,368,911.21
                       =======                               ==============


                      - TOTAL ACTIVITY THIS PERIOD -

                       SHARES                            TOTAL
                      PURCHASED                       PURCHASE PRICE
O/I Shares                -0-                               -0-
O/M Purchases           332,283                      $10,368,911.21
                     ----------                      --------------
TOTAL ACTIVITY          332,283                      $10,368,911.21
                     ==========                      ==============

SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2004
PAGE TWO


CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - ORIGINAL ISSUE SHARES -

                                         SHARES                  TOTAL
                                         ISSUED             PURCHASE PRICE

Totals from last report                47,773,594          $1,008,340,148.37
Transactions this period                     -0-                    -0-
                                       __________          _________________
   Total Original Issue Shares         47,773,594          $1,008,340,148.37
                                       ==========          =================


                           - OPEN MARKET PURCHASES -

                                         SHARES                  TOTAL
                                         ISSUED             PURCHASE PRICE

Totals from last report               28,787,981           $905,947,521.51
Transactions this period                 332,283            $10,368,911.21
                                     -----------          ----------------

   Total Open Market Shares           29,120,264           $916,316,432.72
                                      ==========           ===============

                                   SCHEDULE II
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.

                            Summary of Plan Expenses
                               For the year ended
                                December 31, 2003



Fees and expenses of EquiServe, the Plan agent:

Brokers' fees for purchase of shares                                 $  58,501
Participant Terminal System Charge
   (DTCC Chargebackfor settlement of open market trades)                 1,616

         Account maintenance charges                                         *

Postage                                                                 95,325

Printing expenses - DPR statement form,
authorization cards, envelopes, and
enclosing costs                                                         27,024
                                                                        ------

                  Total                                               $182,466
                                                                      --------

Average number of participants in the                                   65,886
Plan during the year




* The fee paid the transfer agent does not separately identify the account maintenance charges for the DRP plan, however, we estimate the fee to be in the range of $5 per account.